Exhibit 99.1

Gridsum Reports Unaudited Second Quarter 2017 Financial Results

– Raises Full Year Net Revenues Outlook –

BEIJING, August 24, 2017 (GLOBE NEWSWIRE) — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics, machine learning and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the second quarter ended June 30, 2017. The Company will hold a conference call at 8:00 p.m. Eastern Time on August 24, 2017, or 8:00 a.m. Beijing Time on August 25, 2017. Dial-in details are provided at the end of this release.

Second Quarter 2017 Financial Highlights

•	Net revenues increased by 43.8% to RMB120.9 million (US$17.8 million) from RMB84.1 million in the comparable period in 2016, driven by a 34.6% growth in Enterprise revenues and a 123.9% increase in e-Government and other revenues.

•	Gross profit increased by 37.4% to RMB100.8 million (US$14.9 million) from RMB73.4 million in the comparable period in 2016.

“We delivered strong financial and operating results once again in the second quarter of 2017,” stated Mr. Guosheng Qi, Chief Executive Officer of Gridsum. “Our topline maintained its robust growth trajectory, primarily driven by solid customer base expansion and increased Average Revenue Per User (‘ARPU’). We remain on target to grow our customer count by 30% to 40% in 2017. In particular, we were very effective in cross-selling and upselling our products and services to existing clients.

During this quarter, our Marketing Dissector 3.0 product suite went live. Some of the most important features of this suite are those that allow our clients to utilize, in a responsible and non-brand-dilutive manner, many of the new media that are currently disrupting the digital marketing landscape, including newsfeed, video, WeChat search, short video and other social. We believe that these new features including, in many areas, automated bidding on these new platforms for client KPI optimization, were key to both new client wins and ARPU growth from existing clients during Q2.

During the second quarter, we won a number of additional marquee clients including Cisco, Chubb, Hainan Airlines, Michael Kors and China Life. We also saw the renewal rate among our most important 20 clients remain at 100% for the second quarter. Notable Q2 client renewals included Agoda, GAP, JD.com, and DF Nissan.”

“On the strategic side, we made significant progress in three areas during the quarter,” commented Ravi Sarathy, co-Chief Financial Officer of Gridsum. “First, we created a strategic partnership with a well-known local marketing firm that has good reach into potential new Gridsum clients across enterprise sectors. That partnership is targeted toward selling our social listening/brand management product suite and also our intelligent PR product suite. Second, we engaged in a pilot project with Accenture as a strategic marketing partner, focused on selling our marketing automation solutions. Third, we continued to target full launch of our Intelligent CRM product at the end of 2017 with a small CRM acqui-hire of a team with deep Oracle Siebel experience.

Our current partnership with Tencent Cloud, focused toward our legal services suite and the legal space, continues to progress ahead of expectations. The partnership is now on an exclusive basis for the legal space and, although it is still at an early stage, we have begun discussions with Tencent about cooperation in other areas including WeChat.”

Mr. Michael Zhang, co-Chief Financial Officer of the Company, commented, “In the second quarter of 2017, our net revenues increased by 43.8% year over year to RMB120.9 million, driven by a 34.6% increase in our Enterprise revenues and a 123.9% increase in e-Government and other revenues. Although our gross margin declined from 87.2% to 83.3% year over year, it is within our budgeted range and expectations as we increased our investment in optimizing and enhancing the performance and security of our system and database. During the quarter, we also increased our spending in sales and marketing as well as research and development, consistent with our strategy of augmenting our brand recognition and solidifying our technology leadership. At the same time, we are carefully monitoring the ROI of our investments and making sure that our cost structure is optimized for efficiency. Going forward, we will continue to prudently invest in our future growth.”

Second Quarter 2017 Financial Results

REVENUES: Net revenues for the second quarter of 2017 increased by 43.8% to RMB120.9 million (US$17.8 million) from RMB84.1 million in the comparable period in 2016, driven by a 34.6% growth in Enterprise revenues and a 123.9% increase in e-Government and other revenues.

Enterprise revenues increased by 34.6% to RMB101.3 million (US$14.9 million) in the second quarter of 2017 from RMB75.2 million in the comparable period of 2016. e-Government and other revenues increased by 123.9% to RMB22.8 million (US$3.4 million) in the second quarter of 2017 from RMB10.2 million in the comparable period of 2016. These growths were due to an increased number of customers as well as increased ARPU.

COST OF REVENUES: Cost of revenues were RMB20.2 million (US$3.0 million) as compared to RMB10.8 million in the comparable period of 2016. The increase was primarily due to the RMB10.1 million increased cost of technical service fee and was partially offset by a RMB1.1 million decrease in personnel cost.

GROSS PROFIT AND GROSS MARGIN: Gross profit for the second quarter of 2017 increased by 37.4% to RMB100.8 million (US$14.9 million) from RMB73.4 million in the comparable period of 2016. Gross margin for the second quarter of 2017 decreased to 83.3% as compared to 87.2% in the comparable period of 2016. The decrease in gross margin was primarily attributable to incremental investment in optimizing and enhancing the performance and security of our system and database. This decrease in gross margin is fully consistent with our expectation for a long term gross margin of 85%.

OPERATING EXPENSES: Total operating expenses for the second quarter of 2017 were RMB128.2 million (US$18.9 million) as compared to RMB80.3 million in the comparable period of 2016. As a percentage of net revenues, operating expenses were 106.0% as compared to 95.5% in the comparable period of 2016, primarily due to the increased sales and marketing expenses and research and development expenses.

•	Sales and marketing expenses were RMB40.0 million (US$5.9 million) in the second quarter of 2017 as compared to RMB28.1 million in the comparable period of 2016. The increase was primarily due to a RMB9.2 million increase in marketing expenses and professional fees and a RMB2.2 million increase in personnel costs, reflecting the Company’s strategy to drive long-term topline growth through sustainable investment in marketing and promotion activities by leveraging the existing high sales efficiency of the Company’s business.

•	Research and development expenses were RMB60.0 million (US$8.9 million) in the second quarter of 2017 as compared to RMB34.5 million in the comparable period of 2016, including RMB15.8 million increase in personnel costs, a RMB4.5 million increase in training expenses, and a RMB3.7 million increase in overhead allocation. The increase primarily reflected the Company’s strong commitment to enhance its technological competence and innovation capabilities.

•	General and administrative expenses were RMB28.2 million (US$4.2 million) in the second quarter of 2017 as compared to RMB17.7 million in the comparable period of 2016. The increase was primarily due to a RMB4.3 million increase in personnel cost including a RMB1.2 million increase in share-based compensation, a RMB3.0 million increase in allowance for doubtful accounts, a RMB2.0 million increase in professional fees, and a RMB1.7 million increase in travel expenses, partially offset by a RMB0.5 million decrease in overhead allocation.

LOSS FROM OPERATIONS: Loss from operations for the second quarter of 2017 was RMB27.4 million (US$4.0 million) as compared to a loss of RMB7.0 million in the comparable period of 2016.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders for the second quarter of 2017 was RMB32.3 million (US$4.8 million) as compared to RMB18.3 million in the comparable period of 2016. The increase was primarily due to the increase in operating expenses, including incremental expenses as a result of being a publicly listed company, by a larger percentage as compared to the increase of gross profits.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, for the second quarter of 2017 was RMB27.4 million (US$4.0 million) as compared to RMB15.7 million in the comparable period of 2016.

EBITDA: Loss before interest, income tax, depreciation and amortization for the second quarter of 2017 was RMB22.7 million (US$3.4 million) as compared to RMB3.0 million in the comparable period of 2016. The increase was mainly due to the increase in loss from operations of RMB20.4 million, an increase in foreign exchange expense and other expense of RMB1.6 million, partially offset by a decrease in depreciation and amortization expense of RMB2.3 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB17.8 million (US$2.6 million) for the second quarter of 2017 as compared to RMB0.3 million in the comparable period of 2016.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders for the second quarter of 2017 was RMB1.09 (US$0.16) as compared to RMB1.83 in the comparable period of 2016.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders for the second quarter of 2017 was RMB0.92 (US$0.14) as compared to RMB1.57 in the comparable period of 2016.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the second quarter of 2017 was 29,751,812. As of June 30, 2017, the total number of ordinary shares outstanding was 30,703,914.

Balance Sheet

As of June 30, 2017, the Company had cash and cash equivalent of RMB233.5 million (US$34.4 million), time deposit of RMB67.8 million (US$10.0 million), and restricted cash of RMB254.2 million (US$37.5 million).

Financial Outlook

For the full year of 2017, the Company has increased its guidance. Net revenues are now expected to be in the range of RMB628 million to RMB640 million, representing approximately 58% year-over-year growth at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on August 24, 2017 at 8:00 pm U.S. Eastern Time, or August 25, 2017 at 8:00 am Beijing Time to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China Domestic:	400-620-8038
Conference ID:	71605105

The replay will be accessible through September 1, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	71605105

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.gridsum.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. is a leading provider of cloud-based big-data analytics, machine learning and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, Gridsum’s financial outlook as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relation Contact:

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-2510

Email: IR@gridsum.com

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US $
ASSETS
Current assets:
Cash and cash equivalents	524,454	233,543	34,449
Time deposit	69,430	67,793	10,000
Restricted cash	—	254,224	37,500
Accounts receivable, net	412,301	709,705	104,687
Prepayments and other current assets	160,087	103,929	15,330

Total current assets	1,166,272	1,369,194	201,966

Non-current assets:
Property, equipment and software, net	56,107	64,245	9,477
Intangible assets	—	671	99
Goodwill	—	537	79
Other non-current assets	3,947	548	81

Total non-current assets	60,054	66,001	9,736

Total assets	1,226,326	1,435,195	211,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	65,093	192,019	28,324
Accounts payable	12,150	192,632	28,415
Salary and welfare payables	54,779	40,916	6,034
Taxes payable	66,589	89,827	13,250
Deferred revenues	50,110	45,655	6,734
Advances from customers	106,570	76,874	11,340
Accrued expenses and other current liabilities	58,473	69,798	10,296

Total current liabilities	413,764	707,721	104,393

Non-Current Liabilities
Deferred tax liabilities	—	268	40

Total liabilities	413,764	707,989	104,433

Shareholders’ equity:
Total Gridsum shareholders’ equity	812,231	726,910	107,225

Non-controlling interests	331	296	44

Total shareholders’ equity	812,562	727,206	107,269

Total liabilities and shareholders’ equity	1,226,326	1,435,195	211,702

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$
Revenues:
Enterprise	75,217	88,912	101,256	14,936
e-Government and other	10,166	13,766	22,758	3,357
Less: Business tax and surcharges	(1,277)	(2,094)	(3,093)	(456)

Net revenues	84,106	100,584	120,921	17,837
Cost of revenues	(10,756)	(10,584)	(20,166)	(2,975)

Gross profit	73,350	90,000	100,755	14,862

Operating expenses:
Sales and marketing expenses	(28,073)	(51,323)	(39,952)	(5,893)
Research and development expenses	(34,522)	(51,930)	(60,024)	(8,854)
General and administrative expenses	(17,732)	(35,768)	(28,196)	(4,159)

Total operating expenses	(80,327)	(139,021)	(128,172)	(18,906)

Income/(Loss) from operations	(6,977)	(49,021)	(27,417)	(4,044)

Other income/(expense):
Foreign currency exchange gain/(loss)	(1,016)	(1,229)	(2,138)	(315)
Interest income/(expense), net	83	(1,978)	(400)	(59)
Other income/(expense), net	(532)	(339)	(1026)	(151)

Income/(Loss) before income tax	(8,442)	(52,567)	(30,981)	(4,569)
Income tax expense	—	(4,621)	(1,384)	(204)

Net loss	(8,442)	(57,188)	(32,365)	(4,773)

Less: Net loss attributable to non-controlling interests	(14)	(16)	(19)	(3)
Net loss attributable to Gridsum Holding Inc.	(8,428)	(57,172)	(32,346)	(4,770)

Accretion to preferred shares redemption value	(5,556)	—	—	—
Cumulative dividend to preferred shareholders	(4,327)	—	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(18,311)	(57,172)	(32,346)	(4,770)

Net loss	(8,442)	(57,188)	(32,365)	(4,774)
Foreign currency translation adjustment, net of nil tax	(13,242)	(3,205)	(5,341)	(788)

Comprehensive loss	(21,684)	(60,393)	(37,706)	(5,562)

Less: Comprehensive loss attributable to non-controlling interests	(14)	(16)	(19)	(3)
Comprehensive loss attributable to Gridsum Holding Inc.	(21,670)	(60,377)	(37,687)	(5,559)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders calculations:
Basic and diluted	10,000,000	29,735,166	29,751,812	29,751,812
Net Loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.83)	(1.92)	(1.09)	(0.16)
Net Loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.83)	(1.92)	(1.09)	(0.16)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data)

	For the Three Months Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	US$
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(18,311)	(57,172)	(32,346)	(4,770)
Share-based compensation	2,609	5,012	4,974	734
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(15,702)	(52,160)	(27,372)	(4,036)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	10,000,000	29,735,166	29,751,812	29,751,812
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.83)	(1.92)	(1.09)	(0.16)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.83)	(1.92)	(1.09)	(0.16)

Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.57)	(1.75)	(0.92)	(0.14)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(1.57)	(1.75)	(0.92)	(0.14)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(8,442)	(57,188)	(32,365)	(4,773)
Interest (income)/expense, net	(83)	1,978	400	59
Income tax expenses	—	4,621	1,384	204
Depreciation and amortization expenses	5,572	7,603	7,842	1,157
EBITDA	(2,953)	(42,986)	(22,739)	(3,353)
Share-based compensation	2,609	5,012	4,974	734
Adjusted EBITDA	(344)	(37,974)	(17,765)	(2,620)